UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of January 2018

333-206723

(Commission File Number)

P.V. Nano Cell Ltd.

(Exact name of Registrant as specified in its charter)

8 Hamasger Street Migdal Ha’Emek, Israel 2310102

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 7, 2018, P.V. Nano Cell Ltd., an Israeli corporation (the “Company”), closed on an investment under that certain Share Purchase Agreement (the “SPA”), dated December 27, 2017, with Jet CU P.C.B. Ltd. (the “Investor”), as supplemented by that certain Supplement to Share Purchase Agreement, dated December 27, 2017 (the “Supplement”, and together with the SPA, the “Purchase Agreement”), pursuant to which the Company issued to the Investor 992,615 ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) and a warrant to purchase 300,000 Ordinary Shares at an exercise price of $0.50 per share (the “Issuance”). The Company received aggregate gross proceeds of $992,615 from the Issuance pursuant to the Purchase Agreement. The Investor is a company owned by some of the former investor of DigiFlex Ltd., an Israeli company purchased by the Company in December, 2017. The Company intends to use the proceeds from the Issuance primarily to organize and integrate DigiFlex Ltd. into the Company and to finalize the development of the Company’s products. A copy of the SPA and Supplement are attached hereto as Exhibit 10.1 and 10.2 and are incorporated herein by reference.

On December 28, 2017, the Company held its Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following proposals: (i) the election of Mr. Shai Levy as a Class I Director of the Company; (ii) the election of Ms. Orly Solomon and Mr. Ido Lapidot as external directors of the Company; and (iii) the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditor of the Company for the fiscal year 2017. Each matter voted upon was approved.

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Exhibit Index

Exhibit No.	Description

10.1	Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.

10.2	Supplement to Share Purchase Agreement, dated December 27, 2017, by and between P.V. Nano Cell Ltd. and Jet CU P.C.B. Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. Nano Cell Ltd.

Date: January 16, 2018	By:	/s/ Fernando de la Vega
	Name:	Dr. Fernando de la Vega
	Title:	Chief Executive Officer

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